FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of July 2007	Commission file number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             (Check One) Form 20-F  x  Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             (Check One) Yes    No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Stock Listing Information
	2007 SECOND-QUARTER AND FIRST SIX MONTHS RESULTS

Mexican Stock Exchange
Ticker: KOFL
		Second Quarter			YTD

NYSE (ADR)		2007	2006	Δ %	2007	2006	Δ %

Ticker: KOF	Total Revenues	16,460	15,210	8.2%	31,760	29,197	8.8%

	Gross Profit	7,916	7,304	8.4%	15,056	13,968	7.8%

Ratio of KOF L to KOF = 10:1	Operating Income	2,779	2,516	10.5%	5,090	4,590	10.9%

	Majority Net Income	1,739	755	130.3%	2,896	1,721	68.3%

	EBITDA(1)	3,495	3,280	6.6%	6,527	6,068	7.6%

	Net Debt (2) (3)	13,262	14,775	-10.2%

	EBITDA (1) / Interest Expense	5.84	5.68

	Earnings per Share	0.94	0.41

	Capitalization(4)	32.3%	33.2%

Expressed in million of Mexican pesos with purchasing power as of June 30, 2007
(1) EBITDA = Operating income + Depreciation + Amortization & Other Non-cash Charges.
See reconciliation table on page 11.
(2) Net Debt = Total Debt - Cash
(3) Figures for 2006 are as of December 31, 2006.
(4) Total debt / (long-term debt + stockholders' equity)

	Total revenues reached Ps. 16,460 million in the second quarter of 2007, an increase of 8.2% compared to the second quarter of 2006, and increased 8.8% for the first six months of the year to Ps. 31,760 million compared to same period of 2006.

	In spite of raw material pressures, consolidated operating income increased 10.5% to Ps. 2,779 million for the second quarter of 2007, and 10.9% for the first six months of the year to Ps. 5,090 million, mainly driven by higher profitability in the operations outside of Mexico. Our operating margin was 16.9% for the second quarter of 2007 and 16.0% for the first half of the year.

For Further Information:	Consolidated majority net income increased 130.3% to Ps. 1,739 million in the second quarter of 2007, and 68.3% to Ps. 2,896 million for the first half of the year, resulting in earnings per share of Ps. 0.94 for the second quarter of 2007, and Ps. 1.57 for the first half of the year.

Investor Relations	We have reached an understanding with The Coca-Cola Company to acquire its wholly owned bottling franchise located in the state of Minas Gerais (“REMIL”) in Brazil.

Alfredo Fernández

Mexico City (June 27, 2007), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the second quarter 2007 and the first six months of the year.

alfredo.fernandez@kof.com.mx
(5255) 5081-5120 / 5121

Maximilian Zimmermann
maximilian. zimmermann@kof .com.mx

“Our positive results for the quarter reflected higher domestic consumption of our beverage products, supported by our markets’ strengthening economies and currency revaluations. This growth, along with our greater operating leverage, fueled a double-digit increase in operating income for the quarter and more than compensated for sweetener cost pressures in Mexico. Our company’s focus on innovation and advanced multi-segmentation initiatives continued to foster double-digit growth in our markets outside of Mexico and improved results in our Mexican territories. Additionally, in line with our strategy of expand our footprint in Latin America, we have reached an understanding with The Coca-Cola Company to acquire one of its territories in Brazil. The transaction will increase our presence in the growing Brazilian market by more than a third.” said Carlos Salazar Lomelín, Chief Executive Officer of the Company.

(5255) 5081-5186

Website:
www.coca-colafemsa.com

July 27, 2007	Page 1

RECENT DEVELOPMENTS

  We have reached an understanding with The Coca-Cola Company to acquire its wholly owned bottling franchise located in the state of Minas Gerais (Refrigerantes Minas Gerais Ltda., “REMIL”) in Brazil. The closing, terms and conditions of the transaction are subject to a confirmatory due-diligence process, negotiation and execution of a definitive agreement and approval by the board of directors of both companies. Remil covers a population of approximately 15 million inhabitants, including Belo Horizonte, the third largest city in Brazil. The transaction would be expected to close during the first quarter of 2008.

  On June 25, the Comisión Federal de Competencia in Mexico (CFC), the Mexican Antitrust Commission, officially notified the The Coca-Cola Company and us of its decision to object to the acquisition of Jugos del Valle, S.A.B. de C.V.(Jugos del Valle). Subsequently, we filed a motion of reconsideration with the CFC. On July 17, the CFC made public on its official website its decision to approve the acquisition of Jugos del Valle subject to certain conditions. We expect to receive the final notification in the following weeks.

  On June 25 we filed our annual report for the fiscal year ended December 31, 2006 with the Bolsa Mexicana de Valores and on Form 20-F with the U.S. Securities and Exchange Commission.

CONSOLIDATED RESULTS

Our consolidated total revenues increased 8.2% to Ps. 16,460 million in the second quarter of 2007, compared to the second quarter of 2006 as a result of increases in all of our territories; Mexico and Venezuela represented approximately 55% of this growth. Our consolidated average price per unit case increased 2.2% to Ps. 30.18 (US$ 2.80) in the second quarter of 2007 compared to the same period of 2006 driven by average price increases in the majority of our operations.

Total sales volume increased 5.9% to 535.9 million unit cases in the second quarter of 2007 as compared to the same period of 2006, mainly driven by 6.4% volume growth of the Coca-Cola brand, which accounted for more than 65% of our total incremental volumes during the quarter. Carbonated soft drinks sales volume grew 5.0% to 446.8 million unit cases, driven by volume growth across all of our territories.

Our gross profit increased 8.4% to Ps. 7,916 million in the second quarter of 2007, compared to the second quarter of 2006, driven by increases in all of our operations. Gross margin reached 48.1% in the second quarter of 2007 from 48.0% in the same period of 2006. Increases in average price per unit case more than compensated for higher sweetener costs mainly in Mexico.

Our consolidated operating income increased 10.5% to Ps. 2,779 million in the second quarter of 2007. Double-digit increases in operating income in most of our operations more than compensated for the decline in Mexico. Our operating margin was 16.9% in the second quarter of 2007, an improvement of 40 basis points as a result of higher fixed-cost absorption due to incremental revenues.

As we mentioned in our first quarter press release, beginning in 2007, accordingly to the Mexican Financial Reporting Standards, we recorded employee profit sharing in the other expenses line, instead of being recorded in the income tax line. For comparison purposes we are reflecting 2006 information with this change, which amounted to Ps. 92 million in the second quarter of 2006 and Ps. 53 million in the same period of 2007.

Our integral cost of financing declined by 80.2% in the second-quarter of 2007 to Ps. 181 million as compared to the same period of 2006, mainly driven by a foreign exchange gain resulting from the appreciation of the Mexican pesos against the U.S. dollar as applied to our liability position denominated in foreign currency, compared to a loss recorded in the same period of 2006 and a non-hedge accounting derivative instrument gain compared to a loss from the previous year.

During the second quarter of 2007 income tax, as a percentage of income before taxes, was 25.3% as compared to 39.2% in the same quarter of 2006 mainly due to tax credits received during the quarter in the amount of Ps. 67 million.

Our consolidated majority net income increased by 130.3% to Ps. 1,739 million in the second quarter of 2007, compared to the second quarter of 2006, resulting from (i) a decline in our integral cost of financing, (ii) an increase in our operating income, and (iii) a reduction in income taxes. Earnings per share (“EPS”) were Ps. 0.94 (US$ 0.87 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

July 27, 2007	Page 2

BALANCE SHEET

As of June 30, 2007, Coca-Cola FEMSA had a cash balance of Ps. 6,988 million (US$ 648 million), an increase of Ps. 2,217 million (US$ 205 million), compared to December 31, 2006, resulting from the issuance of new debt during the first quarter and from internal cash generation.

Total short-term debt including current maturity of long term debt, was Ps. 2,917 million (US$ 270 million) and long-term debt was Ps. 17,333 million (US$ 1,606 million), a gross debt increase of Ps. 704 million (US$ 65 million) compared with year end 2006, as a result of the issuance of new debt. Net debt decreased approximately Ps. 1,513 million (US$ 140 million) compared to year end of 2006, due to bank debt prepayment and the maturity of our KOF03 “Certificado Bursátil” in April 2007.

As we mentioned on our first quarter press release, in March 2007 we successfully issued Ps. 3,000 million (US$ 278 million) in 5 year “Certificados Bursátiles” at a rate of 28-day TIIE minus 6 basis points, a portion of the proceeds from this issuance was used to refinance the maturity of our KOF 03 “Certificado Bursátil” in April 2007. The remaining portion of the proceeds will be used for the financing of the Jugos del Valle acquisition, once all necessary regulatory approvals take place.

The weighted average cost of debt for the quarter was 7.92% . The following charts sets forth the Company’s debt profile by currency and interest rate type and by maturity date as of June 30, 2007:

Currency	% Total Debt(2)	% Interest Rate
		Floating(2)

U.S. dollars	47.0%	55.5%
Mexican pesos	46.9%	22.7%
Venezuelan bolivares	2.9%	0.0%
Other (1)	3.2%	17.8%

(1)	Includes the equivalent of US$ 49.5 million denominated in Argentine pesos, and US$ 10.7 million denominated in Colombian pesos.
(2)	After giving effect to cross-currency swaps.

Debt maturity Profile

	2007	2008	2009	2010	2011	2012 +

% of Total Debt	4.0%	22.7%	18.0%	5.0%	0.3%	50.0%

Consolidated Statement of Changes in Financial Position
Expressed in million of Mexican pesos and U.S. dollars as of June 30, 2007

	Jan - Jun 2007
	Ps.	USD

Net income	3,001	278
Non cash charges to net income	1,692	157

	4,693	435

Change in working capital	(757)	(70)

NRGOA(1)	3,936	365

Total investments	(1,207)	(112)
Dividends declared	(809)	(75)
Debt increase	704	65
Deferred taxes and others	(407)	(38)

Increase in cash and cash equivalents	2,217	205

Cash and cash equivalents at begining of period	4,771	442
Cash and cash equivalents at end of period	6,988	647

(1)	Net Resources Generated by Operating Activities

July 27, 2007	Page 3

MEXICAN OPERATING RESULTS

Revenues

Total revenues from our Mexican territories increased 4.0% to Ps. 8,537 million in the second quarter of 2007, as compared to the same period of the previous year. Sales volume growth compensated for slightly lower average price per unit case for the quarter. Average price per unit case declined 0.2% to Ps. 28.25 (US$ 2.62), as compared to the second quarter of 2006. Incremental volumes from jug water, which carry lower average price per unit case, more than offset average price per unit case increases in the carbonated soft drink category. Excluding Ciel water volume in 5.0, 19.0 and 20.0 -liter packaging presentations, our average price per unit case was Ps. 32.95 (US$ 3.05) a 0.9% increase as compared to the same period of 2006.

Total sales volume increased 3.8% to 300.4 million unit cases in the second quarter of 2007, as compared to the second quarter of 2006, resulted from (i) a 1.7% sales volume growth in carbonated soft drinks, driven by a 3.0% increase in the Coca-Cola brand, with Coca-Cola Zero accounting for more than 65% of this incremental volume, (ii) a 9.5% sales volume growth in jug water, and (iii) incremental volumes in bottled water in single serve presentations. The non-carbonated beverage segment excluding bottled water grew almost 40% in the second quarter of 2007 as compared to the same period of 2006, mainly driven by strong volume growth from the no calorie flavored water Ciel Aquarius, and Powerade, an isotonic beverage.

Operating Income

Our gross profit increased by 1.5% to Ps. 4,436 million in the second quarter of 2007 as compared to the same period of 2006. Gross margin declined from 53.3% in the second quarter of 2006 to 52.0% in the same period of 2007, as a result of higher sweetener costs year over year.

Operating income declined 1.6% to Ps. 1,827 million in the second quarter of 2007, as compared to Ps. 1,856 million in the same period of 2006 as a result of higher sweetener costs. Our operating margin was 21.4% in the second quarter of 2007, a decline of 120 basis points as compared to the second quarter of 2006, due to the gross margin decrease.

July 27, 2007	Page 4

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Total revenues reached Ps. 1,143 million in the second quarter of 2007, an increase of 7.7% compared to the same period of 2006. Volume growth accounted for more than 75% of our incremental revenues in the quarter and higher average prices per unit case were the balance. Average price per unit case increased by 1.6% to Ps. 35.66 (US$ 3.30) in the second quarter of 2007, as compared to the second quarter of 2006, mainly as a result of strong volume growth in single serve presentations, which carry higher average price per unit case, combined with price increases implemented during the last twelve months throughout Central America.

Total sales volume in our Central American territories grew 6.0% to 32.0 million unit cases in the second quarter of 2007, as compared to the same period of 2006, resulting from incremental volumes of the carbonated soft drink category, which accounted for more than 65% of the growth. Incremental volumes of the Coca-Cola brand accounted for more than 40% of the growth, and flavored carbonated soft drinks and non-carbonated beverages, excluding bottled water contributed almost equally to the balance. In the second quarter of 2007 non-carbonated beverages, excluding bottled water, increased more than 25% as compared to the same period of 2006 due to strong growth of Hi-C, a juice based product and Powerade, an isotonic beverage.

Operating Income

Gross profit reached Ps. 537 million, an increase of 9.6% in the second quarter of 2007, as compared to the same period of 2006, as a result of improved operating leverage due to higher revenues. Gross margin rose from 46.2% in the second quarter of 2006 to 47.0% in the second of 2007, resulting in a gross margin improvement of 80 basis points.

Our operating income increased 18.4% to Ps. 174 million in the second quarter of 2007, as compared to the second quarter of 2006, driven by higher fixed cost absorption resulting from improved operating leverage. Our operating margin reached 15.2% in the second quarter of 2007, an improvement of 130 basis points as compared to the same period of 2006.

COLOMBIAN OPERATING RESULTS

Revenues

Total revenues increased 12.0% to Ps. 1,696 million in the second quarter of 2007, as compared to the second quarter of 2006. Higher average prices drove more than 50% of this growth and sales volume growth represented the balance. Our average price per unit case grew 6.5% to Ps. 35.56 (US$ 3.30), as a result of price increases implemented in the last 12 months.

Total sales volume in the second quarter of 2007 grew 5.3%, as compared to the same period of 2006, to 47.7 million unit cases. Carbonated soft drinks volume growth accounted for more than 85% of the incremental volume in the quarter, mainly driven by the Coca-Cola brand, with bottled water accounting for the majority of the balance. Non-carbonated beverages, excluding bottled water, increased over 20% as a result of strong growth of Powerade, the isotonic beverage.

Operating Income

Our gross profit increased 26.4% to Ps. 833 million in the second quarter of 2007, as compared to the same period of the previous year. The strong appreciation of the Colombian peso as applied to our U.S. dollar denominated raw materials combined with lower sweetener costs and operating efficiencies, resulted in a gross margin expansion of 560 basis points from 43.5% in the second quarter of 2006 to 49.1% in the second quarter of 2007.

Operating expenses declined by 130 basis points as percentage of total revenues, due to operating leverage achieved by higher revenues as compared to the same period of 2006. Operating income increased 85.4% to Ps. 293 million in the second quarter of 2007, as compared to the same period of 2006. Our operating margin reached 17.3% in the second quarter of 2007, an increase of 690 basis points as compared to the same period of 2006.

July 27, 2007	Page 5

VENEZUELAN OPERATING RESULTS

Revenues

Total revenues from our Venezuelan operations increased 21.1% to Ps. 2,070 million in the second quarter of 2007, as compared to the same period of 2006. Volume growth accounted for over 75% of the incremental revenues during the quarter and an average price per unit case increase was responsible for the balance. Our average price reached Ps. 40.27 (US$ 3.73) in the second quarter of 2007.

Total sales volume increased 16.1% to 51.3 million unit cases during the second quarter of 2007, as compared to the same quarter of 2006. Carbonated soft drinks sales volume growth more than offset a decrease in jug water. Non-carbonated beverages, excluding bottled water, grew 5.0% in the quarter compared to the second quarter of 2006, mainly driven by incremental volumes of Nestea, a ready to drink iced-tea.

Operating Income

Gross profit reached Ps. 824 million, an increase of 25.6% in the second quarter of 2007, as compared to the same period of the previous year. In spite of the increase in the average cost per unit case driven by higher raw material prices, our gross margin improved 140 basis points from 38.4% in the second quarter of 2006 to 39.8% in the same period of 2007, due to higher revenues.

Operating income reached Ps. 89 million, in the second quarter of 2007, a significant increase from a small base, as compared to the same period of the previous year, resulting in an operating margin increase of 280 basis points to 4.3% . Operating expenses as a percentage of total revenues declined from 36.9% in the second quarter of 2006 to 35.5% in the same period of 2007 due to higher fixed-cost absorption driven by higher revenues.

ARGENTINE OPERATING RESULTS

Revenues

In Argentina, our total revenues reached Ps. 807 million in the second quarter of 2007 as a result of increases in sales volume and better average price per unit case. Average price per unit case reached Ps. 21.30 (US$ 1.97) in the second quarter of 2007 and continued to be the lowest among our territories.

In the second quarter of 2007, total sales volume increased 2.5% to 37.6 million unit cases, as compared to the same period of 2006. Sales volume growth from the Coca-Cola brand, driven by the introduction of Coca-Cola Zero more than compensated flavored carbonated soft drink sales volume decline of our value protection brand Tai. Sales volume of non-carbonated beverages, excluding bottled water, more than doubled its size in the quarter from a small base reaching 3.2% of our total sales volume in the second quarter of 2007 as compared to 1.6% in the same period of the previous year.

Operating Income

Gross profit increased 10.3% to Ps. 321 million in the second quarter of 2007, as compared to the second quarter of 2006. Higher sweetener costs were partially compensated by lower cost of PET bottles, resulting in a gross margin decrease of 10 basis points to 39.8%, as compared to the second quarter of 2006.

Operating expenses increased 11.4% in the second quarter of 2007 mainly due to higher freight costs and salary expenses. Higher revenues more than offset incremental expenses, resulting in an increase in operating income of 7.4% to Ps. 87 million in the second quarter of 2007, as compared to the same period of 2006. Our operating income margin decreased 30 basis points to 10.8% in the second quarter of 2007.

July 27, 2007	Page 6

BRAZILIAN OPERATING RESULTS

Revenues

Net revenues increased 11.3% to Ps. 2,201 million in the second quarter of 2007, as compared to the same period of 2006. Excluding beer, net revenues increased 13.3% to Ps. 1,982 million in the second quarter of 2007, as compared to the same period of 2006, with volume growth accounting for almost 85% of the incremental net revenues and average price improvement accounting for the balance. Excluding beer, average price per unit case increased 2.0% to Ps. 29.63 (US$ 2.75) during the second quarter of 2007, mainly driven by a product mix shift towards our core brands, which carry higher average price per unit case than our value protection brands. Total revenues from beer were Ps. 219 million in the second quarter of 2007.

Sales volume, excluding beer, increased 11.1% to 66.9 million unit cases in the second quarter of 2007, as compared to the second quarter of 2006. Carbonated soft drinks sales volume growth accounted for over 85% of the incremental volumes, driven by the Coca-Cola brand and the introduction of Coca-Cola Zero. Non-carbonated beverages, excluding bottled water, almost doubled its size from a small base reaching 1.6% of our total sales volume, driven by the introduction of Aquarius, a no-calorie flavored water, combined with strong performance of juice based products under Minute Maid Mais brand.

Operating Income

In the second quarter of 2007, our gross profit increased by 15.4% to Ps. 965 million, as compared to the same period of the previous year. Lower average cost per unit case, resulted from (i) the appreciation from the Brazilian Real as applied to our U.S. dollar denominated raw materials, (ii) lower sweetener costs, and (iii) lower PET bottler costs resulting from better procurement practices, contributed to gross margin improvement of 160 basis points to 43.7% in the second quarter of 2007.

Operating income increased 24.1% in the second quarter of 2007, as compared to the same period of 2006. Our operating margin was 14.0% in the second quarter of 2007, an increase of 150 basis points as compared to the second quarter of 2006, due to lower average cost per unit case combined with higher revenues.

July 27, 2007	Page 7

SUMMARY OF SIX-MONTH RESULTS

Our consolidated total revenues increased 8.8% to Ps. 31,760 million in the first half of 2007, as compared to the first half of 2006, as a result of growth in all of our territories; Venezuela, Colombia and Brazil represented more than 65% of this growth. Consolidated average price per unit case increased 2.2% to Ps. 30.13 (US$ 2.79) in the first half of 2007. Higher average prices per unit case for the soft drink portfolio in all of our operations, more than offset incremental volumes of jug water in Mexico, which carry lower average unit price per unit case.

Total sales volume increased 6.4% to 1,034.7 million unit cases in the first half of 2007, as compared to the same period of the previous year. Sales volume growth in Mexico and Venezuela accounted for over 50% of our incremental volumes. Carbonated soft-drink sales volume grew 5.9% to 868.0 million cases, driven by incremental volume across all of our territories.

Our gross profit increased 7.8% to Ps. 15,056 million in the first half of 2007, as compared to the first half of the previous year, driven by gross profit growth across all of our territories except Mexico. Gross margin decreased slightly to 47.4% during the first half of 2007 from 47.8% in the first half of 2006, due to higher cost per unit case in all of our territories except for Colombia and Brazil.

Our consolidated operating income increased 10.9% to Ps. 5,090 million in the first half of 2007, as compared to the first half of 2006. Colombia and Venezuela accounted for most of this growth and more than offset an operating income decline in Mexico. Our operating margin improved 30 basis points to 16.0% in the first half of 2007, mainly driven by the improved operating leverage that resulted from higher revenues.

Our consolidated majority net income was Ps. 2,896 million in the first half of 2007 an increase of 68.3% compared to the first half of 2006, resulting from a decline in our integral cost of financing combined with an increase in operating income. EPS were Ps. 1.57 (US$ 1.45 per ADR) in the first half of 2007, computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

July 27, 2007	Page 8

CONFERENCE CALL INFORMATION

Our second-quarter 2007 Conference Call will be held on: July 27, 2007, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 and International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through August 4, 2007. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 98344233.

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campinas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 31 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

Figures for the Company’s operations in Mexico and its consolidated international operations were prepared in accordance with Mexican financial reporting standards (Mexican FRS). All figures are expressed in constant Mexican pesos with purchasing power at June 30, 2007. For comparison purposes, 2006 and 2007 figures from the Company’s operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the official exchange rate at the end of the period published by the local central bank of each country. In addition, all comparisons in this report for the second quarter of 2007, which ended on June 30, 2007, are made against the figures for the comparable period in 2006, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

U.S. dollar amounts in this report solely for the convenience of the reader have been translated from Mexican pesos at the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at June 30, 2007, which exchange rate was Ps. 10.7901 to $1.00.

(7 pages of tables to follow)

July 27, 2007	Page 9

Consolidated Balance Sheet
Expressed in million of Mexican pesos with purchasing power as of June 30, 2007

Assets		Jun 07		Dec 06

Current Assets
Cash and cash equivalents	Ps.	6,988	Ps.	4,771
Total accounts receivable		2,564		3,113
Inventories		3,384		2,755
Prepaid expenses and other		1,401		1,071

Total current assets		14,337		11,710

Property, plant and equipment
Property, plant and equipment		34,435		35,221
Accumulated depreciation		-15,320		-15,779
Bottles and cases		1,252		1,248

Total property, plant and equipment, net		20,367		20,690

Investment in shares and other		472		452
Deferred charges, net		1,783		1,882
Intangibles assets and other assets		43,319		42,274

Total Assets	Ps.	80,278	Ps.	77,008

Liabilities and Stockholders' Equity		Jun 07		Dec 06

Current Liabilities
Short-term bank loans and notes	Ps.	2,917	Ps.	3,262
Interest payable		301		272
Suppliers		5,075		5,434
Other current liabilities		3,758		3,633

Total Current Liabilities		12,051		12,601

Long-term bank loans		17,333		16,284
Pension plan and seniority premium		916		896
Other liabilities		4,548		4,639

Total Liabilities		34,848		34,420

Stockholders' Equity
Minority interest		1,434		1,252
Majority interest
Capital stock		3,021		3,021
Additional paid in capital		12,925		12,925
Retained earnings of prior years		26,918		22,638
Net income for the period		2,896		5,088
Cumulative results of holding non-monetary assets		-1,764		-2,336

Total majority interest		43,996		41,336

Total stockholders' equity		45,430		42,588

Total Liabilities and Equity	Ps.	80,278	Ps.	77,008

July 27, 2007	Page 10

Consolidated Income Statement
Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2007

	2Q 07 % Rev		2Q 06 % Rev		Δ %	YTD 07 % Rev		YTD 06 % Rev		Δ %

Sales Volume (million unit cases)	535.9		505.9		5.9%	1,034.7		972.1		6.4%
Average price per unit case	30.18		29.52		2.2%	30.13		29.48		2.2%

Net revenues	16,390		15,162		8.1%	31,632		29,094		8.7%
Other operating revenues	70		48		45.8%	128		103		24.3%

Total revenues	16,460	100%	15,210	100%	8.2%	31,760	100%	29,197	100%	8.8%
Cost of sales	8,544	51.9%	7,906	52.0%	8.1%	16,704	52.6%	15,229	52.2%	9.7%

Gross profit	7,916	48.1%	7,304	48.0%	8.4%	15,056	47.4%	13,968	47.8%	7.8%

Operating expenses	5,137	31.2%	4,788	31.5%	7.3%	9,966	31.4%	9,378	32.1%	6.3%

Operating income	2,779	16.9%	2,516	16.5%	10.5%	5,090	16.0%	4,590	15.7%	10.9%

Other expenses, net	208		292		-28.8%	378		333		13.5%

Interest expense	634		519		22.2%	1,118		1,068		4.7%
Interest income	166		99		67.7%	302		185		63.2%

Interest expense, net	468		420		11.4%	816		883		-7.6%
Foreign exchange (gain) loss	(132)		281		-147.0%	(35)		452		-107.7%
(Gain) Loss on monetary position	(65)		33		-297.0%	(254)		(132)		92.4%
Unhedged derivative instrument (gain) loss	(90)		182		-149.5%	(60)		218		-127.5%

Integral cost of financing	181		916		-80.2%	467		1,421		-67.1%
Income before taxes	2,390		1,308		82.7%	4,245		2,836		49.7%

Taxes	605		513		17.9%	1,244		1,019		22.1%

Consolidated net income	1,785		795		124.5%	3,001		1,817		65.2%

Majority net income	1,739	10.6%	755	5.0%	130.3%	2,896	9.1%	1,721	5.9%	68.3%

Minority net income	46		40		15.0%	105		96		9.4%

Operating income	2,779	16.9%	2,516	16.5%	10.5%	5,090	16.0%	4,590	15.7%	10.9%
Depreciation	389		384		1.3%	775		769		0.8%
Amortization and Other non-cash charges (2)	327		380		-13.9%	662		709		-6.6%

EBITDA (3)	3,495	21.2%	3,280	21.6%	6.6%	6,527	20.6%	6,068	20.8%	7.6%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation +Amortization & Other non-cash charges.

July 27, 2007	Page 11

Mexican operations
Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2007

	2Q 07 % Rev		2Q 06 % Rev		Δ %	YTD 07 % Rev		YTD 06% Rev		Δ %

Sales Volume (million unit cases)	300.4		289.3		3.8%	552.1		535.3		3.1%
Average price per unit case	28.25		28.30		-0.2%	28.09		28.33		-0.9%

Net revenues	8,485		8,187		3.6%	15,506		15,164		2.3%
Other operating revenues	52		21		147.6%	89		44		102.3%

Total revenues	8,537	100.0%	8,208	100.0%	4.0%	15,595	100.0%	15,208	100.0%	2.5%
Cost of sales	4,101	48.0%	3,836	46.7%	6.9%	7,590	48.7%	7,131	46.9%	6.4%

Gross profit	4,436	52.0%	4,372	53.3%	1.5%	8,005	51.3%	8,077	53.1%	-0.9%

Operating expenses	2,609	30.6%	2,516	30.7%	3.7%	4,991	32.0%	4,893	32.2%	2.0%

Operating income	1,827	21.4%	1,856	22.6%	-1.6%	3,014	19.3%	3,184	20.9%	-5.3%
Depreciation, Amortization & Other non-cash charges (2)	418	4.9%	473	5.8%	-11.6%	822	5.3%	874	5.7%	-5.9%

EBITDA (3)	2,245	26.3%	2,329	28.4%	-3.6%	3,836	24.6%	4,058	26.7%	-5.5%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Central American operations
Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2007

	2Q 07 % Rev		2Q 06 % Rev		Δ %	YTD 07 % Rev		YTD 06	% Rev	Δ %

Sales Volume (million unit cases)	32.0		30.2		6.0%	63.5		58.6		8.4%
Average price per unit case	35.66		35.10		1.6%	35.46		34.35		3.2%

Net revenues	1,141		1,060		7.6%	2,252		2,013		11.9%
Other operating revenues	2		1		1	4		1		300.0%

Total revenues	1,143	100.0%	1,061	100.0%	7.7%	2,256	100.0%	2,014	100.0%	12.0%
Cost of sales	606	53.0%	571	53.8%	6.1%	1,200	53.2%	1,088	54.0%	10.3%

Gross profit	537	47.0%	490	46.2%	9.6%	1,056	46.8%	926	46.0%	14.0%

Operating expenses	363	31.8%	343	32.3%	5.8%	723	32.0%	668	33.2%	8.2%

Operating income	174	15.2%	147	13.9%	18.4%	333	14.8%	258	12.8%	29.1%
Depreciation, Amortization & Other non-cash charges (2)	55	4.8%	58	5.5%	-5.2%	110	4.9%	114	5.7%	-3.5%

EBITDA (3)	229	20.0%	205	19.3%	11.7%	443	19.6%	372	18.5%	19.1%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

July 27, 2007	Page 12

Colombian operations
Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2007

	2Q 07 % Rev		2Q 06 % Rev		Δ %	YTD 07% Rev		YTD 06 % Rev		Δ %

Sales Volume (million unit cases)	47.7		45.3		5.3%	95.6		87.3		9.5%
Average price per unit case	35.56		33.40		6.5%	36.10		33.72		7.0%

Net revenues	1,696		1,513		12.1%	3,451		2,944		17.2%
Other operating revenues	-		1		-100.0%	-		1		-100.0%

Total revenues	1,696	100.0%	1,514	100.0%	12.0%	3,451	100.0%	2,945	100.0%	17.2%
Cost of sales	863	50.9%	855	56.5%	0.9%	1,798	52.1%	1,650	56.0%	9.0%

Gross profit	833	49.1%	659	43.5%	26.4%	1,653	47.9%	1,295	44.0%	27.6%

Operating expenses	540	31.8%	501	33.1%	7.8%	1,072	31.1%	990	33.6%	8.3%

Operating income	293	17.3%	158	10.4%	85.4%	581	16.8%	305	10.4%	90.5%
Depreciation, Amortization & Other non-cash charges (2)	77	4.5%	75	5.0%	2.7%	163	4.7%	162	5.5%	0.6%

EBITDA (3)	370	21.8%	233	15.4%	58.8%	744	21.6%	467	15.9%	59.3%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Venezuelan operations
Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2007

	2Q 07	% Rev	2Q 06	% Rev	Δ %	YTD 07	% Rev	YTD 06	% Rev	Δ %

Sales Volume (million unit cases)	51.3		44.2		16.1%	100.5		85.2		18.0%
Average price per unit case	40.27		38.60		4.3%	40.07		38.43		4.3%

Net revenues	2,066		1,706		21.1%	4,027		3,274		23.0%
Other operating revenues	4		4		0.0%	7		9		-22.2%

Total revenues	2,070	100.0%	1,710	100.0%	21.1%	4,034	100.0%	3,283	100.0%	22.9%
Cost of sales	1,246	60.2%	1,054	61.6%	18.2%	2,431	60.3%	2,022	61.6%	20.2%

Gross profit	824	39.8%	656	38.4%	25.6%	1,603	39.7%	1,261	38.4%	27.1%

Operating expenses	735	35.5%	631	36.9%	16.5%	1,403	34.8%	1,218	37.1%	15.2%

Operating income	89	4.3%	25	1.5%	256.0%	200	5.0%	43	1.3%	365.1%
Depreciation, Amortization & Other non-cash charges (2)	69	3.3%	79	4.6%	-12.7%	145	3.6%	160	4.9%	-9.4%

EBITDA (3)	158	7.6%	104	6.1%	51.9%	345	8.6%	203	6.2%	70.0%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

July 27, 2007	Page 13

Argentine operations
Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2007

	2Q 07	% Rev	2Q 06	% Rev	Δ %	YTD 07	% Rev	YTD 06	% Rev	Δ %

Sales Volume (million unit cases)	37.6		36.7		2.5%	83.5		77.7		7.5%
Average price per unit case	21.30		19.56		8.9%	21.22		19.58		8.4%

Net revenues	801		718		11.6%	1,772		1,521		16.5%
Other operating revenues	6		12		-50.0%	17		24		-29.2%

Total revenues	807	100.0%	730	100.0%	10.5%	1,789	100.0%	1,545	100.0%	15.8%
Cost of sales	486	60.2%	439	60.1%	10.7%	1,066	59.6%	930	60.2%	14.6%

Gross profit	321	39.8%	291	39.9%	10.3%	723	40.4%	615	39.8%	17.6%

Operating expenses	234	29.0%	210	28.8%	11.4%	485	27.1%	422	27.3%	14.9%

Operating income	87	10.8%	81	11.1%	7.4%	238	13.3%	193	12.5%	23.3%
Depreciation, Amortization & Other non-cash charges (2)	46	5.7%	41	5.6%	12.2%	95	5.3%	83	5.4%	14.5%

EBITDA (3)	133	16.5%	122	16.7%	9.0%	333	18.6%	276	17.9%	20.7%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Brazilian operations

Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2007
Financial figures include beer results.

	2Q 07	% Rev	2Q 06	% Rev	Δ %	YTD 07	% Rev	YTD 06	% Rev	Δ %

Sales Volume (million unit cases) (2)	66.9		60.2		11.1%	139.5		128.0		9.0%
Average price per unit case (2)	29.63		29.05		2.0%	29.86		29.20		2.2%

Net revenues	2,201		1,978		11.3%	4,624		4,178		10.7%
Other operating revenues	6		9		-33.3%	11		24		-54.2%

Total revenues	2,207	100.0%	1,987	100.0%	11.1%	4,635	100.0%	4,202	100.0%	10.3%
Cost of sales	1,242	56.3%	1,151	57.9%	7.9%	2,619	56.5%	2,408	57.3%	8.8%

Gross profit	965	43.7%	836	42.1%	15.4%	2,016	43.5%	1,794	42.7%	12.4%

Operating expenses	656	29.7%	587	29.5%	11.8%	1,292	27.9%	1,187	28.2%	8.8%

Operating income	309	14.0%	249	12.5%	24.1%	724	15.6%	607	14.4%	19.3%
Depreciation, Amortization & Other non-cash charges (3)	51	2.3%	38	1.9%	34.2%	102	2.2%	85	2.0%	20.0%

EBITDA (4)	360	16.3%	287	14.4%	25.4%	826	17.8%	692	16.5%	19.4%

(1)	Except volume and average price per unit case figures.
(2)	Sales volume and average price per unit case exclude beer results.
(3)	Includes returnable bottle breakage expense.
(4)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

July 27, 2007	Page 14

SELECTED INFORMATION

For the three months ended June 30, 2007 and 2006

Expressed in million of Mexican pesos as of June 30, 2007

	2Q 07		2Q 06

Capex	767.8	Capex	775.1

Depreciation	388.7	Depreciation	383.8

Amortization & Other non-cash charges	327.4	Amortization & Other non-cash charges	380.0

VOLUME
Expressed in million unit cases

			2Q 07					1Q 07

	CSD	Water (1)	Jug Water	Other	Total	CSD	Water (1)	Jug Water	Other	Total

Mexico	232.1	14.2	50.8	3.3	300.4	228.3	12.4	46.2	2.4	289.3
Central America	28.8	1.4	0.0	1.8	32.0	27.5	1.5	0.0	1.2	30.2
Colombia	42.0	2.5	2.6	0.6	47.7	39.9	2.5	2.4	0.5	45.3
Venezuela	46.2	3.0	0.0	2.1	51.3	38.3	3.1	0.9	1.9	44.2
Brazil	61.6	4.2	0.0	1.1	66.9	55.8	3.9	0.0	0.5	60.2
Argentina	36.2	0.2	0.0	1.2	37.6	35.6	0.6	0.0	0.5	36.7

Total	446.9	25.5	53.4	10.1	535.9	425.4	24.0	49.5	7.0	505.9

(1) Excludes water presentations larger than 5.0 Lt

SELECTED INFORMATION

For the six months ended June 30, 2007 and 2006

Expressed in million of Mexican pesos as of June 30, 2007

	YTD 07		YTD 06

Capex	1,305.5	Capex	1,233.1

Depreciation	775.4	Depreciation	768.8

Amortization & Other non-cash charges	662.0	Amortization & Other non-cash charges	708.7

VOLUME
Expressed in million unit cases

			YTD 07					YTD 06

	CSD	Water (1)	Jug Water	Other	Total	CSD	Water (1)	Jug Water	Other	Total

Mexico	429.0	24.8	92.4	5.9	552.1	423.8	22.1	85.1	4.3	535.3
Central America	56.9	2.9	0.0	3.7	63.5	52.7	2.6	0.0	3.3	58.6
Colombia	83.7	5.3	5.4	1.2	95.6	76.6	5.2	5.4	0.1	87.3
Venezuela	90.6	5.5	0.0	4.4	100.5	73.7	5.4	2.0	4.1	85.2
Brazil	127.3	9.9	0.0	2.3	139.5	117.0	9.8	0.0	1.2	128.0
Argentina	80.6	0.3	0.0	2.6	83.5	75.5	1.1	0.0	1.1	77.7

Total	868.1	48.7	97.8	20.1	1,034.7	819.3	46.2	92.5	14.1	972.1

(1) Excludes water presentations larger than 5.0 Lt

July 27, 2007	Page 15

June 2007
Macroeconomic Information

	Inflation (1)			Foreign Exchange Rate (local currency per US Dollar) (2)
	LTM	2Q 2007	YTD	Jun 07	Dec 06	Jun 06

Mexico	3.98%	-0.43%	0.58%	10.7926	10.8755	11.3973
Colombia	6.04%	1.33%	4.56%	1960.6100	2,238.7900	2633.1200
Venezuela	19.43%	4.99%	7.76%	2150.0000	2,150.0000	2150.0000
Argentina	8.77%	1.61%	3.87%	3.0930	3.0620	3.0860
Brazil	3.95%	0.81%	2.18%	1.9262	2.1380	2.1643

(1)	Source: Mexican inflation is published by Banco de México (Mexican Central Bank).
(2)	Exchange rates at the end of period are the official exchange rates published by Central Banks in each country.

July 27, 2007	Page 16

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
(Registrant)

Date: July 27 , 2007	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer